UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2004

CINAR Corporation (Translation of registrant’s name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___	Form 40-F X

[Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ___	No X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

CINAR Corporation (Registrant)

Date: February 24, 2004
By:	/s/ Stuart Snyder
Stuart Snyder President & CEO

The following attached documents are filed under this Form 6-K: EXHIBIT A: Press Release dated February 24, 2004 - ACQUISITION OF CINAR RECEIVES COURT APPROVAL

TO:	News editors and directors, assignment editors, journalists and columnists: business, finance and communications news

FROM:	CINAR

DATE:	February 24, 2004

Re:	For immediate release

Acquisition of CINAR Receives Court Approval

MONTREAL, Canada - February 24, 2004 - CINAR Corporation today announced that it received final approval from the Quebec Superior Court to complete the acquisition by the investor group comprised of Michael Hirsh, Toper Taylor and TD Capital Canadian Private Equity Partners through 4113683 Canada Inc. (“Newco”). The court approval was granted today by Justice Joel A. Silcoff following a hearing in Montreal, Canada, on February 19 and 20, 2004.

“We are very pleased to see the conclusion of one of the last important steps required to close this transaction”, said Robert Després, Chairman of Cinar’s Board of Directors. “Once the final paperwork is complete, the transaction will officially close and CINAR will move forward as a private company.”

The acquisition was approved by CINAR shareholders on February 17, 2003. A total of 99.9 % of the votes cast by holders of CINAR Variable Multiple Voting Shares and 99.7 % of the votes cast by holders of Limited Voting Shares, each voting as a separate class, were in favor of the Arrangement Resolution, which approves the Plan of Arrangement giving effect to the acquisition.

The acquisition is expected to close on or about March 1, 2004.

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.

INFORMATION	Nathalie Bourque (514) 843-2309